Exhibit 99.5

Compensation Policy for the Board of Directors

This Compensation Policy (the “Compensation Policy” or “Policy”) was adopted by the shareholders of Lilium N.V. (“Lilium”) on 10 September 2021 and amended on 21 December 2022 and outlines the compensation structure for members of the Board of Directors of Lilium (the “Board”). Accordingly, the Policy governs the compensation of both executive members (the “Executive Board Members”) and non-executive members (the “Non-Executive Board Members”) of the Board of Directors.

The annual compensation of Non-Executive Board Members is intended to be commensurate with their services on the Board and the committees of the Board including the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Sustainability Committee.

The compensation packages for Executive Board Members are determined by the Non-Executive Board Members based on the Compensation Committee’s recommendations, without the participation of the Executive Board Members. The Non-Executive Board Members based on the Compensation Committee’s recommendations, without the participation of the Executive Board Members, may exercise discretion in the execution of the Policy with respect to Executive Board Members and may deviate from the Compensation Policy for Executive Board Members in exceptional circumstances, in accordance with principles of reasonableness and fairness.

Compensation policy principles

Lilium is focused on creating a sustainable and accessible mode of high-speed, regional transportation. This Policy is consistent with and supports the strategy of Lilium. The Policy is designed to evolve over time, to align with Lilium’s strategy, market practice and the interests of its stakeholders. This Policy supports the continuous efforts of Lilium aimed at improving overall performance, facilitating growth and sustainable success, and enhancing the other long-term value and interests of Lilium. The Policy is designed to provide compensation packages that are competitive to attract the required talent and expertise for reaching Lilium’s objectives in accordance with Lilium’s long-term strategy. This Policy is designed to enable Lilium to compete in a global market to attract both the required top-tier talent to execute Lilium’s long-term strategy and the required non-executive board expertise to effectively supervise such execution, creating long-term value and sustainable growth in the best interests of Lilium and all of its stakeholders.

The Policy is based on the following principles:

Non-Executive Board Members

•	The total compensation packages of Non-Executive Board Members are intended to enable Lilium to attract and retain the required non-executive board expertise in a competitive and global environment, ensuring a solid focus on creating sustainable growth and added value in the best interest of Lilium and all of its stakeholders.

Executive Board Members

•	The total compensation packages of Executive Board Members are intended to enable Lilium to attract and retain top talent in a competitive and global environment and drive the creation of sustainable growth and added value.

•	A consistent and competitive structure is applied across the workforce to promote a culture of shared purpose, entrepreneurship and performance while promoting sound and effective risk management.

•	The compensation structure ensures a proper balance between variable and fixed compensation to attract, motivate and retain qualified talent.

Internal Remuneration Ratio

On an annual basis, Lilium intends to review its internal remuneration ratio to ensure that Executive Board compensation develops in line with the rest of the organization. For this ratio, the total direct compensation of the CEO is compared against the average total direct compensation of all Lilium employees worldwide. On an annual basis, Lilium intends to take this pay ratio into account when reviewing compensation levels.

Main features of compensation for Non-Executive Board Members

For 2021 and onwards, Non-Executive Board Members are entitled to the following compensation, taking into consideration their responsibilities and time commitment as members of the Board and the additional responsibilities they may have as members of the Board’s committees. Non-Executive Board Members do not have an individual employment contract with Lilium and are not entitled to participate in any benefits offered or commonly available to management and staff. No loans or other financial commitments will be made by or on behalf of Lilium to any Non-Executive Board Member. For the avoidance of doubt, all Non-Executive Board Member compensation described herein is exclusive of value-add tax (VAT) and shall be subject to any tax withholdings and deductions required under applicable law.

Annual Cash Compensation

Each Non-Executive Board Member will receive the retainers set forth below for their service on the Board. The annual cash compensation amounts will be payable in arrears, in equal quarterly installments following the end of each fiscal quarter in which the service occurred. Any amount payable for a partial quarter of service will be pro-rated by multiplying such amount by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. All annual cash retainers are vested upon payment. Notwithstanding anything to the contrary herein, (i) the portion of the annual retainers to be paid in respect of the first quarter that ends on or after the date of the consummation of all transactions contemplated by that certain Business Combination Agreement, dated March 30, 2021, by and among Lilium, Queen Cayman Merger LLC, Qell Acquisition Corp. and Lilium GmbH (“Legacy Lilium”), as amended (the “Business Combination” and such date, the “Effective Date”) shall be equal to the full quarterly installment, pro-rated as applicable based on the days of service that the Non-Executive Board Member provided in such quarter (the “First Quarterly Payment”), (ii) the First Quarterly Payment shall be paid at the same time as the quarterly installment earned in respect of the second quarter that ends on or after the Effective Date is paid and (iii) the First Quarterly Payment shall not be earned unless the Non-Executive Board Member remains in service with Lilium through the end of the first quarter that ends on or after the Effective Date.

1.	Annual Board Member Service Retainer:

a.	All Non-Executive Board Members: $60,000.

b.	Non-Executive Board Member serving as Chairperson of the Board: $45,000 (in addition to above).

2.	Annual Committee Member Service Retainer:

a.	Member of the Audit Committee: $12,000.

b.	Member of the Compensation Committee: $9,000.

c.	Member of the Nominating and Corporate Governance Committee: $5,000.

d.	Member of the Sustainability Committee: $5,000.

3.	Annual Committee Chair Service Retainer (in lieu of Annual Committee Member Service Retainer):

a.	Chairperson of the Audit Committee: $25,000.

b.	Chairperson of the Compensation Committee: $20,000.

c.	Chairperson of the Nominating and Corporate Governance Committee: $15,000.

d.	Chairperson of the Sustainability Committee: $15,000.

Equity Compensation

Prior to the Effective Date, in consideration of the significant additional duties and responsibilities that will be required of the initial Chairperson of the Board, the individual appointed to this position received an option grant (the “One-Time Chairperson Option”) to purchase 29 shares of Legacy Lilium with a per share exercise price of €1 pursuant to the legacy employee stock option program established by Legacy Lilium (the “Legacy Stock Option Program”). Upon the consummation of the Business Combination, the One-Time Chairperson Option will be converted into an option to acquire an adjusted number of shares of Lilium (calculated by multiplying the number of Legacy Lilium shares subject to the One-Time Chairperson Option as of immediately prior to the Business Combination by the conversion ratio used for purposes of the Business Combination). The One-Time Chairperson Option otherwise remains subject to the same terms and conditions as were in effect prior to the consummation of the Business Combination. The One-Time Chairperson Option shall vest on a linear monthly basis in the following instalments: 4% in the year 2021, 11% in the year 2022, 40% in the year 2023 and 45% in the year 2024, subject to such individual’s continued service as a member of the Board through such vesting period.

Beginning as of the Effective Date, equity awards will be granted under Lilium’s 2021 Equity Incentive Plan or any successor equity incentive plan adopted by the Board and the shareholders of Lilium (the “Plan”) and will be subject to the limits on non-employee compensation set forth therein.

1.	Automatic Equity Grants. Annual and initial grants made on or after the Annual General Meeting of Shareholders during 2022 (the “2022 General Meeting of Shareholders”) shall be made as follows:

a.	Annual Grant for Continuing Non-Executive Board Members. Without any further action of the Board, at the close of business on the date of each Annual General Meeting of Shareholders beginning with the 2022 General Meeting of Shareholders, each continuing Non-Executive Board Member shall be granted a restricted stock unit award (“RSU Award”) under the Plan covering Shares (as defined in the Plan) having an RSU Value (as defined below) of $175,000 (a “Continuing Director Annual RSU Award”); provided that the number of Shares covered by each Continuing Director Annual RSU Award will be rounded down to the nearest whole Share. Each Continuing Director Annual RSU Award shall vest on the earlier of (i) the day before the next Annual General Meeting of Shareholders or (ii) the one-year anniversary of the grant date, subject to the applicable Non-Executive Board Member’s continued service as a member of the Board through such vesting date.

b.	Annual Grant for New Non-Executive Board Members. Without any further action of the Board, each person who, on or after the 2022 General Meeting of Shareholders, is elected or appointed for the first time to be a Non-Executive Board Member will automatically, upon the date of his or her initial election or appointment to be a Non-Executive Board Member, be granted a RSU Award under the Plan covering Shares having an RSU Value of $175,000, pro-rated based on the number of full months that are expected to lapse between the Non-Executive Board Member’s appointment to the Board and the next Annual General Meeting of Shareholders (a “New Director Annual RSU Award”); provided that the number of Shares covered by each New Director Annual RSU Award will be rounded down to the nearest whole Share. Each New Director Annual RSU Award shall vest in full on the date of the next Annual General Meeting of Shareholders, subject to the Non-Executive Board Member’s continued service as a member of the Board through such date.

c.	Initial Grant for New Outside Directors. Without any further action of the Board, each person who, on or after the 2022 General Meeting of Shareholders, is elected or appointed for the first time to be a Non-Executive Board Member will automatically, upon the date of his or her initial election or appointment to be a Non-Executive Board Member, be granted, in addition to the New Director Annual RSU Award, a RSU Award under the Plan covering Shares having an RSU Value of $325,000 (a “New Director Initial RSU Award”); provided that the number of Shares covered by each New Director Initial RSU Award will be rounded down to the nearest whole Share. Each New Director Initial RSU Award shall vest in equal annual installments over the 3-year period following the grant date on each anniversary of the grant date, subject to the applicable Non-Executive Board Member’s continued service as a member of the Board through each such vesting date.

2.	Transitional RSU Grants. Prior to the 2022 General Meeting of Shareholders, in lieu of the restricted stock unit awards provided in Section 1 above, there shall be transitional restricted stock unit awards (the “Transitional RSU Awards”) granted upon the following terms:

a.	One-Time Transitional Initial Grant. Non-Executive Board Members who are elected or appointed to the Board for the first time on or after the Effective Date (but before the 2022 General Meeting of Shareholders) shall be granted a Transitional RSU Award under the Plan covering 32,500 Shares (representing an RSU Value of $325,000 assuming a $10 per share price) (a “Transitional Initial RSU Award”). Each Transitional Initial RSU Award shall vest in equal yearly installments over the 3-year period from the date the Non-Executive Board Member was initially elected or appointed, subject to the Non-Executive Board Member’s continued service as a member of the Board through each such vesting date. Without any further action of the Board, the Transitional Initial RSU Awards shall be granted on the latest to occur of (i) the Non-Executive Board Member’s election or appointment to the Board, (ii) the Effective Date, and (iii) the effectiveness of Lilium’s registration statement for the Shares subject to the Plan. However, the Transitional Initial RSU Awards shall vest on the schedule described in this Section 2(a), regardless of when they are granted.

b.	One-Time Transitional Annual Grant. Non-Executive Board Members who are elected or appointed for the first time on or after the Effective Date (but before the 2022 General Meeting of Shareholders) shall be granted a RSU Award under the Plan covering 17,500 Shares (representing an RSU Value of $175,000 assuming a $10 per share price), which shall be pro-rated based on the number of full months that are expected to lapse between the Non-Executive Board Member’s appointment to the Board and the 2022 General Meeting of Shareholders (a “Transitional Annual RSU Award”); provided that the number of Shares covered by each Transitional Annual RSU Award will be rounded down to the nearest whole Share. Each Transitional Annual RSU Award shall vest in full on the date immediately preceding the date of the next Annual General Meeting of Shareholders, subject to the Non-Executive Board Member’s continued service as a member of the Board through such date. Without any further action of the Board, the Transitional Annual RSU Awards shall be granted on the latest to occur of (i) the Non-Executive Board Member’s election or appointment to the Board, (ii) the Effective Date, and (iii) the effectiveness of Lilium’s registration statement for the Shares subject to the Plan. However, the Transitional Annual RSU Awards shall vest on the schedule described in this Section 2(b), regardless of when they are granted.

3.	Acceleration Events. All vesting is subject to the Non-Executive Board Member’s continued service as a member of the Board through each applicable vesting date. Notwithstanding the foregoing, if a Non-Executive Board Member remains in continuous service as a member of the Board until immediately prior to: (a) the Non-Executive Board Member’s death, (b) the termination of the Non-Executive Board Member’s service due to the Non-Executive Board Member’s “Disability” (as defined below) or (c) the closing of a “Change in Control” (as defined in the Plan) (each a “Director Acceleration Event”), any unvested portion of the One-Time Chairperson Option or any RSU Award granted in consideration of such Non-Executive Board Member’s service as a member of the Board shall vest in full immediately prior to, and contingent upon, the applicable Director Acceleration Event. For purposes of this Policy, “Disability” means a Non-Executive Board Member is unable to work at least three hours a day under the usual conditions of the general labor market for an unforeseeable period of time due to illness or disability.

4.	Calculation of RSU Value. Except as otherwise set forth herein with respect to the Transitional Initial RSU Awards and Transitional Annual RSU Awards, the “RSU Value” of an RSU Award to be granted under this policy will equal the number of Shares subject to the restricted stock unit award multiplied by the volume weighted average closing price (VWAP) over the thirty (30) trading days prior to the grant date, rounded down to the nearest whole share.

5.	Remaining Terms. The remaining terms and conditions of each RSU Award granted under this Policy will be as set forth in the Plan and Lilium’s standard form of RSU Award agreement, as amended from time to time by the Board or the Compensation Committee of the Board, as applicable.

6.	Election to Receive RSUs in Lieu of Annual Board Member Service Retainer. Each Non-Executive Board Member may elect to convert all or a portion of his or her Annual Board Member Service Retainer (which, for the avoidance of doubt, excludes any annual retainer that a Non-Executive Board Member may receive for serving as a committee chair or for committee service) (the “Annual Cash Retainer”) into RSUs as follows (such election, an “RSU Election”):

a.	Transitional RSU Election. With respect to the Annual Cash Retainer that is earned with respect to the period commencing on the Effective Date and ending on December 31, 2021 (a “Transitional Retainer”), if a Non-Executive Board Member timely makes an RSU Election with respect to all or a portion of such Transitional Retainer pursuant to this clause (a), then such Non-Executive Board Member will automatically and in lieu of the applicable Transitional Retainer payment (or portion thereof) payable with respect to the period commencing on the Effective Date and ending on December 31, 2021 (the “Transitional Period”) be granted a number of RSUs equal to (x) the amount of cash subject to such RSU Election divided by (y) $10; provided that, such RSUs shall be granted on the first date that there is an effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable RSUs, subject to such Non-Executive Board Member’s continuous service through the date of grant. Such RSUs will be subject to vesting on the same schedule, and subject to the same conditions, as applied to the underlying Transitional Retainer; provided that, to the extent that a Transitional Retainer (or portion thereof) would have been vested prior to the date of grant but for the RSU Election, the portion of the RSUs attributable to such Transitional Retainer (or portion thereof) shall be fully vested as of the date of grant; provided further, that any portion of the RSUs that vests in respect of a partial quarter of service will be pro-rated by multiplying the RSUs scheduled to vest in respect of such quarter by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. With respect to any Transitional Retainer, each RSU Election must be submitted to the Company’s General Counsel in writing within 5 business days following the Effective Date, and subject to any other conditions specified by the Board or Compensation Committee. Once an RSU Election for the Transitional Retainer is properly submitted, it will be irrevocable.

b.	Annual RSU Election. With respect to any Annual Cash Retainer other than a Transitional Retainer or New Director Annual Cash Retainer (as defined below) (a “Normal Annual Retainer”), if a Non-Executive Board Member timely makes an RSU Election with respect to all or a portion of such Normal Annual Retainer pursuant to this clause (b), then on January 1st of the calendar year to which such RSU Election applies, such Non-Executive Board Member will automatically and in lieu of the applicable Normal Annual Retainer payment (or portion thereof) payable with respect to such calendar year be granted a number of RSUs equal to (x) the amount of cash subject to such RSU Election divided by (y) the VWAP over the thirty (30) trading days prior to the grant date (the “RSU Election Value”). Such RSUs will be subject to vesting on the same schedule, and subject to the same conditions, as applied to the underlying Normal Annual Retainer; provided that, any portion of the RSUs that vests in respect of a partial quarter of service will be pro-rated by multiplying the RSUs scheduled to vest in respect of such quarter by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. With respect to any Normal Annual Retainer, each RSU Election must be submitted to the Company’s General Counsel in writing at least 10 business days in advance of the first day of the calendar year to which such RSU Election applies, and subject to any other conditions specified by the Board or Compensation Committee. A Non-Executive Board Member may make an RSU Election with respect to a Normal Annual Retainer only if there is an effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award as of the date such award is to be granted. Once an RSU Election for the Normal Annual Retainer is properly submitted, it will remain in effect for successive calendar years and will be applied to the Annual Cash Retainer to be earned for each such calendar year unless and until the Non-Executive Board Member revokes it in accordance with the rules established by the Board or Compensation Committee or there is no effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award.

c.	New Director Election. Notwithstanding anything to the contrary herein, each person who is elected or appointed for the first time to be a Non-Executive Board Member after the Effective Date will, if such Non-Executive Board Member timely makes an RSU Election with respect to all or a portion of his or her Annual Cash Retainer (a “New Director Annual Retainer”), pursuant to this clause (c), automatically and in lieu of the applicable New Director Annual Retainer payment payable with respect to the applicable period be granted a number of RSUs equal to (x) the amount of cash subject to such RSU Election divided by (y) the applicable RSU Election Value on the grant date. Such RSUs shall be granted on the date such Non-Executive Board Member is elected for the first time to be a Non-Executive Board Member. Such RSUs will be subject to vesting on the same schedule, and subject to the same conditions, as applied to the New Director Annual Retainer; provided that any portion of the RSUs that vests in respect of a partial quarter of service will be pro-rated by multiplying the RSUs scheduled to vest in respect of such quarter by a fraction, the numerator of which will be the number of days of service that the Non-Executive Board Member provided in such quarter and the denominator of which will be the number of days in such quarter. Each RSU Election must be submitted to the Company’s General Counsel in writing on or before the date such Non-Executive Board Member is elected for the first time to be a Non-Executive Board Member. A Non-Executive Board Member may make an RSU Election with respect to a New Director Annual Retainer only if there is an effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award as of the date such award is to be granted. Once an RSU Election for the New Director Annual Retainer is properly submitted, it will remain in effect for successive calendar years and will be applied to the Annual Cash Retainer to be earned for each such calendar year unless and until the Non-Executive Board Member revokes it in accordance with the rules established by the Board or Compensation Committee or there is no effective Form S-8 registration statement on file with the SEC with sufficient Shares available to cover the applicable restricted stock unit award.

d.	RSU Election Revocation Mechanics. The revocation of any RSU Election for Normal Annual Retainers must be submitted to the Company’s General Counsel at least 10 business days in advance of the first day of the upcoming calendar year to which such RSU Election applies, and subject to any other conditions specified by the Board or Compensation Committee. Once the revocation of the RSU Election is properly submitted, it will remain in effect for successive calendar years unless and until the Non-Executive Board Member makes a new RSU Election in accordance with clause (b) above.

Deferral of Cash Retainers and Equity Grants

Upon the approval of Lilium, prior to a cash retainer being earned, upon election by a Non-Executive Board Member in a form and within the timeframe prescribed by Lilium, a Non-Executive Board Member may elect to defer such cash retainer into fully-vested deferred stock units (“DSUs”) of Lilium, which will be granted after such retainer is earned. DSUs are held as stock units, but are settled in Shares upon the earlier of: (1) the date chosen on the election form, and (2) the “separation from service” (as defined in Treasury Regulation Section 1.409A-3(a)(1)) of the Non-Executive Board Member. In addition, a Non-Executive Board Member may elect in a form and within the timeframe prescribed by Lilium to defer restricted stock units into DSUs with a settlement date that occurs at least one year after the applicable vesting date and up to the time the Non-Executive Board Member has a “separation from service.” All deferral elections to DSUs must comply with Section 409A of the U.S. Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder and other official guidance thereunder.

Expenses

Lilium will reimburse each Non-Executive Board Member for reasonable expenses incurred in the course of traveling to and from Lilium Board and committee meetings and other Board-related events or Lilium business in accordance with the Non-Executive Board Member Travel and Other Expense Reimbursement Policy attached as Exhibit A hereto.

Tax Preparation Stipend

Lilium will provide an annual stipend of $4,000 USD to each Non-Executive Board Member who is subject to taxation outside of Germany, which amount can be used for individual tax preparation services or any other purpose. The annual stipend will be payable in arrears, in equal quarterly installments following the end of each fiscal quarter in which the service occurred.

Election to Waive Compensation.

Each Non-Executive Board Member may elect to waive any or all of his or her compensation under this Policy prior to the payment of such compensation.

Share ownership

In accordance with the Dutch Corporate Governance Code, all shares in Lilium held by Non-Executive Board Members shall be a long-term investment.

Main features of the compensation structure for Executive Board Members

The size of a compensation package is based on the scope of responsibilities and experience of the Executive Board Member. The compensation package may take into account local market practices or requirements. Overall pay levels are intended to be competitive with the U.S. market and take into account a peer group analysis conducted by a third-party consultant. The target total direct compensation packages of Executive Board Members generally consist of: I) fixed compensation (base salary), II) variable compensation, and III) fringe benefits as appropriate in relation to the function or role performed.

Fixed compensation (Base salary)

Executive Board Members are entitled to receive an annual base salary (fixed compensation), which will generally be reviewed annually. The Non-Executive Board Members may decide to increase the base salary of Executive Board Members based on the recommendation of the Compensation Committee, without the participation of the Executive Board Members.

Variable compensation

A significant portion of the compensation of each Executive Board Member will be performance-based and/or subject to risk. Performance-based compensation will be based on a set of financial and/or non-financial targets that are aligned with Lilium’s long-term strategy. Non-financial criteria may include, without limitation, delivering on specific areas of focus, including sustainability, compliance, operational and/or strategic objectives.

Short-term incentive: annual bonus (STI)

The Non-Executive Board Members (based on the recommendation of the Compensation Committee), without the participation of the Executive Board Members, may award individual Executive Board Members an annual bonus in cash or fully vested shares (the “Short-Term Incentive” or “STI”) based on personal performance and/or the achievement of predetermined objectives for the fiscal year, aligned with Lilium’s long-term strategy. STI payouts may range from 0% to 200% of target based on actual achievement of applicable performance objectives.

To the extent eligible to receive an STI award, each Executive Board Member must generally remain employed through the payment date to receive an annual bonus. Notwithstanding the foregoing, the Non-Executive Board Members (based on the recommendation of the Compensation Committee), without the participation of the Executive Board Members, may provide that an Executive Board Member may remain eligible to receive an annual bonus, or a portion thereof, following certain terminations of employment. For example (without limiting the foregoing), the Non-Executive Board Members may provide that, in case of the termination of the service of an Executive Board Member due to a termination by Lilium without cause, resignation by the individual for good reason (as determined by the Non-Executive Board Members and set forth in the applicable individual agreement) or any other good leaver termination (as determined by the Non-Executive Board Members (based on the recommendation of the Compensation Committee) without the participation of the Executive Board Members), the Executive Board Member will remain entitled to the pro-rata annual bonus for time served during the relevant year at the predetermined time, subject to the achievement of the applicable performance measures and targets for the STI. Any such pro-rata annual bonus will be payable no later than March 15 of the year following the year of termination to the extent necessary to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, with respect to U.S. taxpayers.

Long-term incentive (LTI)

Executive Board Members will participate in Lilium’s Long-Term Incentive program (LTI). The purpose of the LTI program is to provide competitive incentives, reinforce performance culture by differentiating pay based on individual performance, encourage equity ownership at all levels, encourage long tenure and retention, and recognize the entrepreneurial spirit required in critical years of Lilium’s business. In addition, the LTI program will enable Lilium to adjust to the changing competition and market dynamics, recognize the need for entrepreneurship, and promote internal parity and consistency in principle and design.

The Non-Executive Board Members based on the recommendation of the Compensation Committee, without the participation of the Executive Board Members, may provide that Executive Board Members may receive a grant of stock options pursuant to the Plan which vest subject to the individual’s continuous service with Lilium through each applicable vesting date and/or certain performance conditions, which may include (but are not limited to) the performance goals set forth in the Plan. In addition, Executive Board Members may receive grants of RSU Awards pursuant to the Plan, which vest based on criteria set by the Non-Executive Board Members based on the recommendation of the Compensation Committee, without the participation of the Executive Board Members. Such stock awards will generally vest over a specified service/performance period.

In addition, the Non-Executive Board Members based on the recommendation of the Compensation Committee, without the participation of the Executive Board Members, may provide that an LTI award, or a portion thereof, will vest upon certain terminations of employment. For example (without limiting the foregoing), the Non-Executive Board Members may provide that in case of the termination of the service of an Executive Board Member due to (i) a termination by Lilium without cause, (ii) resignation by the individual for good reason (as determined by the Non-Executive Board Members and set forth in the applicable award agreement) or (iii) any other good leaver termination (as determined by the Non-Executive Board Members based on the recommendation of the Compensation Committee without the participation of the Executive Board Members), a prorated portion of the LTI award will vest based on the number of months the individual remained in continuous service with Lilium during the applicable vesting period.

Further, the Non-Executive Board Members may, for example (without limiting the foregoing), provide that in case of the termination of the service of an Executive Board Member due to (i) a termination by Lilium without cause or resignation by the individual for good reason (as determined by the Non-Executive Board Members based on the recommendation of the Compensation Committee and set forth in the applicable award agreement), in each case, within a specified period following a Change in Control (as defined in the Plan), (ii) death or (iii) any other good leaver termination (as determined by the Non-Executive Board Members based on the recommendation by the Compensation Committee without the participation of the Executive Board Members), any unvested portion of the LTI awards will fully vest upon such termination of service.

In the event that an Executive Board Member experiences a leave of absence or an Executive Board Member’s regular level of time commitment in the performance of his or her services for Lilium is reduced (for example, and without limitation, if the Executive Board Member has a change in status from full-time to part-time or takes an extended leave of absence) after the date of grant of any LTI award, the Non-Executive Board Members based on the recommendation of the Compensation Committee, without the participation of the Executive Board Members, may make adjustments to the applicable LTI award as set forth in Sections 12 and 13 of the Plan.

LTI awards will be subject to applicable withholdings and deductions as required pursuant to applicable law, which may differ based on the location of the individual, and applicable holding requirements.

Clawback

Variable remuneration may be adjusted or recovered from an Executive Board Member in accordance with the relevant provisions in the Dutch Civil Code, as amended from time to time (currently as contained in paragraphs 6 and 8 of Article 135 Book 2 of the Dutch Civil Code).

In addition, if (i) Lilium is required to undertake a Restatement (as defined below) for which an Executive Board Member is at fault due to such Executive Board Member’s negligence or (ii) any Executive Board Member has engaged in Improper Conduct (as defined below), then the Compensation Committee may, in its sole discretion, after evaluating the associated costs and benefits and subject to applicable law, seek to recover all or any portion of the Recoverable Compensation (as defined below) granted or paid to or earned by any such Executive Board Member during the Applicable Period (as defined below). In addition, the Compensation Committee may, in its sole discretion and in the reasonable exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding such Restatement or Improper Conduct to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate. Subject to applicable law, the Compensation Committee may seek to recoup such Recoverable Compensation by requiring any affected Executive Board Member to repay such amount to Lilium; by set-off; by reducing future compensation; or by such other means or combination of means as the Compensation Committee, in its sole discretion, determines to be appropriate.

For purposes of this Policy:

“Applicable Period” means (i) in the case of any Restatement, the three-year period preceding the date on which Lilium is required to prepare the Restatement and (ii) in the case of any Improper Conduct, the three-year period preceding the date of the Improper Conduct, as determined by the Board.

“Improper Conduct” means an Executive Board Member’s (i) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under applicable law; (ii) attempted commission of, or participation in, a fraud or act of dishonesty against Lilium; (iii) intentional, material violation of any contract or agreement between the Executive Board Member and Lilium or of any statutory duty owed to Lilium; (iv) unauthorized use or disclosure of Lilium’s confidential information or trade secrets; or (v) any action that results in material financial, reputational or other harm to Lilium and its affiliates and subsidiaries.

“Recoverable Compensation” means the amount of any incentive-based compensation (including cash and equity awards, whether time or performance-based, and salary increases) granted or paid to or earned by an Executive Board Member during the Applicable Period that, (i) in the case of a Restatement, exceeds the amount or value of compensation that the Compensation Committee determines, in its sole discretion, would have been granted, paid or earned had the revised financial statement(s) reflected in the Restatement been used to determine the incentive-based compensation or been available to the market at the time such incentive-based compensation was granted, paid or earned, and (ii) in the case of any Improper Conduct, the Compensation Committee determines, in its sole discretion, to be appropriate in light of the scope and nature of the Improper Conduct.

“Restatement” means any material restatement (occurring after the effective date of this policy) of any of Lilium’s financial statements that have been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule, or the Securities Act of 1933, as amended.

Severance Pay

Severance entitlements for Executive Board Members, if any, will generally be set forth in each such individual’s management contract, employment contract or similar agreement with Lilium.

Miscellaneous

Undefined Number

This Policy refers to an undefined number of Executive Board Members and Non-Executive Board Members and any reference herein to multiple members of the Board is each time subject to the actual number of members as fixed from time to time in accordance with Lilium’s corporate governance practice.

Disclosure of compensation

Lilium shall disclose information regarding compensation paid to Executive Board Members and Non-Executive Board Members in the Compensation Report, as part of the Annual Report of Lilium in accordance with applicable rules and regulations.

EXHIBIT A

NON-EXECUTIVE BOARD MEMBER TRAVEL AND OTHER EXPENSE REIMBURSEMENT POLICY

Travel Expenses

Lilium N.V. (“Lilium”) will reimburse non-executive members (“Non-Executive Board Members”) of the Board of Directors of Lilium (the “Board”) for reasonable expenses incurred in the course of traveling to and from Lilium Board and committee meetings and other Board-related events or Lilium business.

Lilium prefers to provide full service and arrange reimbursable travel bookings directly on behalf of the Non-Executive Board Members. Each Non-Executive Board Member may however choose to arrange travel bookings him/herself and seek reimbursement in accordance with this policy.

Reimbursable Expenses

Reimbursable expenses shall include airline travel in “Business Class” for flights above five hours and in “Economy Class” for flights below five hours as well as airport parking, taxi/ground transportation, hotel, meals and other reasonable out-of-pocket expenses.

Reimbursement of Expenses

Expenses incurred by a Non-Executive Board Member while traveling on Lilium business or attending Lilium Board and committee meetings and other Board-related events in accordance with these guidelines will be reimbursed to the Non-Executive Board Member through submission of expenses (including original receipts where applicable) to the Policy Administrator.

Expenses reimbursed pursuant to this Policy will be compliant with local tax rules if and where applicable.

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